# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Safety Insurance Group, Inc., CIK 0001172052
CUSIP: 78648T100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Custom House Street, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000904454-24-000169
Filed by CIK 0001496228

## Reporting persons
- SRB Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,794,655; sole dispositive power 0; shared dispositive power 1,794,655; aggregate amount beneficially owned 1,794,655 (12.27% of the class)
  Comment: *Based on 14,631,684 shares of Common Stock outstanding as of February 13, 2026, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2025, filed with the Securities and Exchange Commission on February 27, 2026.
- The Plymouth Rock Company Incorporated: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 776,976; sole dispositive power 0; shared dispositive power 776,976; aggregate amount beneficially owned 776,976 (5.31% of the class)
  Comment: *Based on 14,631,684 shares of Common Stock outstanding as of February 13, 2026, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2025, filed with the Securities and Exchange Commission on February 27, 2026.
- Palisades Safety and Insurance Association: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 1,017,679; sole dispositive power 0; shared dispositive power 1,017,679; aggregate amount beneficially owned 1,017,679 (6.96% of the class)
  Comment: *Based on 14,631,684 shares of Common Stock outstanding as of February 13, 2026, as reported in the Issuer's Report on Form 10-K for the period ended December 31, 2025, filed with the Securities and Exchange Commission on February 27, 2026.

## Item 1. Issuer
Name of issuer: Safety Insurance Group, Inc.
Address of issuer's principal executive offices: 20 Custom House Street, Boston, MA 02110

## Item 2. Person Filing
Name of person filing:
This statement relates to shares of Common Stock of the Issuer held by the following:

(1) SRB Corporation, a Massachusetts corporation ("SRB"), which is a direct wholly owned subsidiary of The Plymouth Rock Company Incorporated, a Massachusetts corporation ("PRC"). SRB serves as investment manager to each of PRSC, PRAC, PIC, PRHAC, PSIA, HPSIC, HPPCIC and HPPIC (as defined below) and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of these entities.

(2) PRC, for the accounts of the following entities:

(i) Plymouth Rock Security Corporation, a Massachusetts corporation ("PRSC");
(ii) Plymouth Rock Assurance Corporation, a Massachusetts corporation ("PRAC");
(iii) Pilgrim Insurance Company, a Massachusetts corporation ("PIC"); and
(iv) Plymouth Rock Home Assurance Corporation, a Massachusetts corporation ("PRHAC").

PRSC, PRAC and PRHAC are direct wholly-owned subsidiaries of PRC. PIC is a direct wholly-owned subsidiary of SRB.

(3) Palisades Safety and Insurance Association, a New Jersey reciprocal insurance exchange ("PSIA"), for its own account and for the accounts of the following entities owned by it:

(i)High Point Safety and Insurance Company, a New Jersey corporation ("HPSIC");
(ii)High Point Property and Casualty Insurance Company, a New Jersey corporation ("HPPCIC"); and
(iii) High Point Preferred Insurance Company, a New Jersey corporation ("HPPIC").
HPSIC and HPPIC are direct wholly owned subsidiaries of HPPCIC, which is a direct wholly owned subsidiary of PSIA. Plymouth Rock Management Company of New Jersey, a New Jersey corporation ("PRNJ"), is the attorney-in-fact for PSIA. PRNJ is an indirect wholly owned subsidiary of SRB. SRB, PRC, and PSIA are referred to herein collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"); this filing shall not, however, be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.
Address of principal business office or, if none, residence:
SRB: 695 Atlantic Avenue, 10th Floor, Boston, MA 02111
PRC: 695 Atlantic Avenue, 6th Floor, Boston, MA 02111
PSIA: 581 Main Street, 4th Floor, Woodbridge, NJ 07095
Citizenship:
SRB: Massachusetts
PRC: Massachusetts
PSIA: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Not Applicable
See item 2(a)

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- SRB Corporation: /s/ Frederick C. Childs, Frederick C. Childs, Vice President (04/13/2026)
- The Plymouth Rock Company Incorporated: /s/ Andrew A. McElwee, Jr., Andrew A. McElwee, Jr., President (04/13/2026)
- Palisades Safety and Insurance Association: By: Plymouth Rock Management Company of New Jersey, its Attorney-in-Fact, Stephen G. Kalinsky, President (04/13/2026)
- Palisades Safety and Insurance Association: /s/ Stephen G. Kalinsky, Stephen G. Kalinsky, President (04/13/2026)